UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: October 16, 2015

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Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2015

On November 17, 2015, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. William Liang as a director of the Company.

2.	Removal of Ms. Lynda Lau as a director of the Company.

3.	Appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as independent auditor of the Company for the fiscal year ending December 31, 2015.

4.	Approval of Amendment to the Articles of Association regarding board declassification.

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominee for Director, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 16, 2015 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Geoffrey Gao, Acorn International, Inc., 18/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, and arrive no later than November 10, 2015. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2014 Annual Report are also available through our website at http://ir.chinadrtv.com.

By Order of the Board of Directors,

Robert W. Roche
Chief Executive Officer
October 16, 2015

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Exhibit 99.2

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Our Board of Directors (the “Board”) is soliciting proxies for the annual general meeting of shareholders to be held on November 17, 2015 at 10:00 a.m., local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Acorn International, Inc. (the “Company”), if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 16, 2015 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2015, 89,617,708 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, approximately 15,864,027 of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in our company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the record date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the ordinary shares held by such ordinary shareholder. Each proposal put to the vote at the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of each matter put to a vote.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our Directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

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Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of a holder of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote ordinary shares other than in accordance with instructions received from the ADS holders of record. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, you may have no recourse.

If Citibank, N.A. does not receive instructions from an ADS holder as of the record date on or before the date established by Citibank, N.A. for such purpose, such holder shall be deemed, and Citibank, N.A. shall deem such holder, to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the deposited securities; provided, however, that no such discretionary proxy shall be given by Citibank, N.A. with respect to any matter to be voted upon as to which the Company informs Citibank, N.A. that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of deposited securities may be adversely affected. The Company has informed Citibank, N.A. that any discretionary proxy they receive from Citibank, N.A. will be voted in accordance with the Board recommendations. In addition, if Citibank, N.A. timely receives voting instructions from an ADS holder which fails to specify the manner in which Citibank, N.A. is to vote the deposited securities represented by such holder’s ADSs, Citibank, N.A. will deem such holder (unless otherwise specified in the notice distributed to holders) to have instructed Citibank, N.A. to vote in favor of the items set forth in such voting instructions.

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PROPOSAL 1

RE-ELECTION OF DIRECTOR

According to Articles 87(3) and 87(5) of our Amended and Restated Articles of Association (the “Articles”), at each subsequent annual general meeting after the third annual general meeting after the adoption of these Articles, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation and every Director shall be subject to retirement at least once every three years. A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Based on the above rules, Mr. William Liang shall retire from office by rotation and be eligible for re-election at the 2015 annual general meeting.

We now hereby nominate Mr. William Liang as the Director for re-election at the 2015 annual general meeting.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. The Board has no reason to believe that the nominee named below will be unable or unwilling to serve as a Director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The name of the nominee, his age, the principal position currently held by him and his biography are as follows:

Name	Age	Position
William Liang	57	Director

Mr. William Liang is an independent director of the board of our company. Holder of an MBA degree from the University of Massachusetts, Mr. Liang is a seasoned business executive with over twenty years of financial industry and extensive China experience in business development, management, strategic planning and execution, and corporate governance, having held management and executive positions with multinational companies such as Alcoa, United Technologies and Thomson Reuters. Mr. Liang has also been serving as the director of the boards of other companies, including J.P. Morgan Futures Co. Ltd.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting by way of an ordinary resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 1, THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

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PROPOSAL 2

REMOVAL OF DIRECTOR

According to Articles 86(5) of our Articles, general meetings may be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least 30 percent of the paid up voting share capital of the Company. On October 12, 2015, the Company received a request from Felicitas Trust, Grand Crossing Trust, Moore Bay Trust, Bireme Limited and Acorn Composite Corporation purporting to be shareholders holding over 30 percent of the paid up voting share capital of the Company (the “Shareholder Requisition Letter”) to convene a general meeting for the purpose of considering (i) an amendment to the Articles to remove provisions relating to the classification of the board of directors and to further provide that each director of the Company will be subject to retirement and re-election at each annual meeting of the Company (as further described below under Proposal 4), and (ii) the removal of Ms. Lynda Lau from the Board (together, the “Shareholder Proposals”).

At a meeting of the Board held on October 12, 2015, the Board determined it was advisable and resolved to include the Shareholder Proposals in the business to be transacted at this annual general meeting.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal by way of an ordinary resolution.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, that Deloitte Touche Tohmatsu Certified Public Accountants LLP be appointed as our independent auditor for the fiscal year ending December 31, 2015. Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent auditor since 2006.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal by way of an ordinary resolution.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 3, THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2015.

PROPOSAL 4

AMENDMENT TO THE ARTICLES OF ASSOCIATION REGARDING BOARD DECLASSIFICATION

The Board regularly reviews the Company’s corporate governance policies and procedures. Through this review, the Board determined that it would be in the best interest of the Company and its shareholders to amend the Company’s Articles to declassify the Board and institute annual voting for each director to serve a one-year term beginning with the Company’s next annual general meeting. The declassified Board would be comprised of a single class of directors elected on an annual basis rather than three classes of directors serving staggered three-year terms.

By declassifying the Board, we would further our goal of ensuring that our corporate governance policies maximize the accountability of our Board of Directors to our shareholders, and our shareholders would be able to register their views on performance of all directors on an annual basis.

The proposed amendment to the Articles is to replace the entire Article 87 with the following language:

“At each annual general meeting, all of the Directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election by ordinary resolution in accordance with Article 86. If, for any cause, the requisite number of Directors required in accordance with these Articles are not elected at an annual general meeting, they may be elected as soon thereafter as convenient at an extraordinary general meeting of the Members called for that purpose in the manner provided in these Articles.”

The affirmative vote of two-thirds of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal by way of a special resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 4, THE AMENDMENT TO THE ARTICLES OF ASSOCIATION REGARDING BOARD DECLASSIFICATION.

OTHER MATTERS

Save as disclosed above, we know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Robert W. Roche
Chief Executive Officer
October 16, 2015

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Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ACORN INTERNATIONAL, INC. FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 17, 2015

The undersigned shareholder of Acorn International, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and the proxy statement, each dated October 16, 2015, and hereby appoints Mr. Geoffrey Gao with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 17, 2015 at 10:00 a.m., local time at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Proposal 1: Ordinary Resolution: Re-election of Mr. William Liang as a director of the Company.

For	Against	Abstain

☐	☐	☐

Proposal 2: Ordinary Resolution: Removal of Ms. Lynda Lau as a director of the Company.

For	Against	Abstain

☐	☐	☐

Proposal 3: Ordinary Resolution: Appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as independent auditor of the Company for the fiscal year ending December 31, 2015.

For	Against	Abstain

☐	☐	☐

Proposal 4: Special Resolution: Approval of Amendment to the Articles of Association regarding board declassification.

For	Against	Abstain

☐	☐	☐

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Dated: , 2015

Shareholder’s Name:	Co-Owner’s Name:

Signature	Co-Owner’s Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 16, 2015. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

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